Computershare

82-4 8

Investor Services

03 APR -1 AM 7:21

Anna Pagliuca
Senior Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7916
Direct fax : (514) 982-7580
anna.pagliuca@computershare.com



03022041

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

March 27, 2003

BY COURIER

United States Securities &
Exchange Commission
Office of International Corporate
Finance Stop 3-9
450 - 5th Street, N.W.
Washington, D.C. 20549 U.S.A.

SUPPL

Dear Sirs:

RE: DOMTAR INC.

The following material has been sent by prepaid mail on March 27, 2003 to each shareholder of the Corporation.

1. Annual Report 2002 including Audited Annual Financial Statements as at December 31, 2002 and 2001 — (English or French)
2. Letter from the President and Chief Executive Officer dated March 27, 2003 accompanied by the Notice of the Annual and Special Meeting of the Holders of Common Shares and the Management Proxy Circular — (English or French)
3. Proxy combined with Quarterly Financial Statements Request — (English or French)
4. Franked Proxy Return Envelope
   Canada, United States and Foreign — (Bilingual)

Trusting the above is to your entire satisfaction, we remain,

Yours very truly,

Anna Pagliuca

AP/ba

Encls.

c.c.: Domtar Inc.

dlw 6/2


Domtar


Computershare

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Use a black pen. Print in CAPITAL letters inside the grey areas as shown in this example.


ABC
123
X
X

Proxy Form - Annual and Special Meeting to be held on May 1, 2003

Notes to Proxy

1. **Every holder has the right to appoint some other person of his/her choice, who needs not be a holder, to attend and act on his/her behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and strike out the other names.**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual you must require documentation evidencing your power to sign the proxy with signing capacity stated.

3. The form of proxy should be signed in the exact manner as the name appears on the proxy.

4. If the form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose to vote using the Internet to vote this proxy.



To Vote Using the Internet

- Go to the following web site: www.computershare.com/ca/proxy



To Vote by Mail

- Complete, sign and date the reverse hereof.
- Return this Proxy in the envelope provided.

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER **PROXY ACCESS NUMBER**

If you vote by the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 5:00 p.m. Eastern Time, on April 30, 2003.

THANK YOU



This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxy

The undersigned holder of Common Shares of Domtar Inc. (the "Corporation") hereby appoints: Jacques Girard, the Chairman of the Board, or failing him, Raymond Royer, the President and Chief Executive Officer, or failing him, Gilles Pharand, the Secretary

OR

Print the name of the person you are appointing if this person is someone other than those designated

the proxy of the undersigned, with powers of substitution, to attend, act at and vote for and on behalf of the undersigned any and all of the Common Shares of the Corporation held of record by the undersigned on March 20, 2003 at the Annual and Special Meeting of the holders of Common Shares to be held in the City of Montréal, Province of Québec, Canada, on May 1, 2003, and at any adjournment thereof and including, without limiting the general authorization and power hereby given:

1. Election of Directors

For **Withhold**

to vote FOR or WITHHOLD from voting with respect to the election of the directors

2. Appointment of Auditors

For **Withhold**

to vote FOR or WITHHOLD from voting with respect to the appointment of the auditors

3. Resolution amending the Executive Stock Option and Share Purchase Plan

For **Against**

to vote FOR or AGAINST the resolution amending the Executive Stock Option and Share Purchase Plan.

and to vote at the discretion of such proxy in respect of amendments to the foregoing or on such other matters as may properly be brought before the Annual and Special Meeting.

The Common Shares represented by this proxy will be voted or withheld from voting as specified but, if no specification is made, the Common Shares will be voted FOR each matter.

Authorized Signature(s) - Sign Here - This section <u>must</u> be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any Proxy previously given with respect to the Meeting and ratifies all that said proxy may do by virtue hereof. Please give full title when signing as attorney, executor, administrator, trustee or guardian.

Signature(s)

Date - Day / Month / Year

Quarterly Financial Statements Request

Mark this box if you would like to receive Quarterly Financial Statements by mail.

If you do not mark the box, or do not return this form, then it will be assumed you do NOT want to receive Quarterly Financial Statements.

DTCQ 1PR



000PXB